                                             Filed by General Motors Corporation
                                    Subject Company - General Motors Corporation
                                              and Hughes Electronics Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                   Commission File No. 001-00143



On October 28, 2001, General Motors Corporation and its subsidiary Hughes Electronics Corporation, together with EchoStar Communications Corporation, announced the signing of definitive agreements that provide for the spin-off of Hughes from GM and the subsequent merger of Hughes with EchoStar. The principal definitive agreements are filed as exhibits to the Form 8-K filed by General Motors Corporation on October 31, 2001 and certain of the principal definitive agreements are filed as exhibits to the Schedule 13-D, relating to the common stock of PanAmSat Corporation, filed by General Motors Corporation and Hughes Communications, Inc. on October 31, 2001, each of which is incorporated by reference herein.

                                     # # #

     In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

     General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine             Vice Chairman and CFO, General Motors
Jack A. Shaw               Chief Executive Officer, Hughes
Roxanne S. Austin          Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein        Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines          Corporate VP and CFO, Hughes

     Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.

     Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

     EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

     Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

     Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by 1EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.